Exhibit 12.1

Statement of Computation of Ratios

	Year Ended December 31,					Six Months Ended June 30, 2009
	2004	2005	2006	2007	2008
	(in thousands)
Earnings:
Net loss	$(2,837,237)	$(7,705,612)	$(52,172,941)	$(51,713,554)	$(57,098,850)	$(18,737,444)
Add: Fixed charges	2,672	9,475	516,621	895,061	1,948,513	697,849

Earnings as defined	$(2,834,565)	$(7,696,137)	$(51,656,320)	$(50,818,493)	$(55,150,337)	$(18,039,595)
Fixed Charges:
Interest expense including amortization of debt issuance costs	$—	$—	$497,617	$867,524	$1,916,315	$681,174
Estimated interest component of rent expenses	2,672	9,475	19,004	27,537	32,198	16,675

Total fixed charges	$2,672	$9,475	$516,621	$895,061	$1,948,513	$697,849

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)

Earnings were insufficient to cover fixed charges by approximately $2.8 million, $7.7 million, $52.2 million, $51.7 million, $57.1 million and $18.7 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, and the six months ended June 30, 2009, respectively.